Select Medical Letterhead

December 21, 2004

Jeffrey Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C. 20549

Dear Mr. Riedler:

In connection with the filing of Amendment No.1 to Schedule 14A and Amendment No.1 to Schedule 13E-3, file number 1-31441, both filed on the date hereof (the “Filings”), Select Medical Corporation (“the Company”) hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosures contained in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SELECT MEDICAL CORPORATION
By:	/s/ Michael E. Tarvin
	Name:	Michael E. Tarvin, Esq.
	Title:	Senior Vice President